Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Windtree Therapeutics, Inc. on Form S-1 to be filed on or about February 14, 2025 of our report dated April 16, 2024, except for the second paragraph of Note 2, as to which the date is February 14, 2025, on our audits of the financial statements as of December 31, 2023 and 2022 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

February 14, 2025